UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Publix Super Markets, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G
CUSIP No. None		Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Carol J. Barnett
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5 Sole Voting Power 40,314,806
6 Shared Voting Power 7,707,591
7 Sole Dispositive Power 40,314,806
8 Shared Dispositive Power 7,707,591

9	Aggregate Amount Beneficially Owned by Each Reporting Person 48,022,397
10

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                The Aggregate Amount in Row (9) excludes certain shares beneficially owned by Carol J. Barnett’s husband, Hoyt R. Barnett, as to which

                Carol J. Barnett disclaims beneficial ownership.

☒
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person IN

SCHEDULE 13G
CUSIP No. None		Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Publix Super Markets, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(a).	Name of Person Filing:

Carol J. Barnett

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Common Stock, Par Value $1.00 Per Share

Item 2	(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

None

SCHEDULE 13G
CUSIP No. None		Page 4 of 5 Pages

Item 4.	Ownership

Information regarding ownership of common stock of the issuer:

(a) Amount beneficially owned:

48,022,397

(b) Percent of class:

6.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

40,314,806

(ii) Shared power to vote or to direct the vote:

7,707,591

(iii) Sole power to dispose or to direct the disposition of:

40,314,806

(iv) Shared power to dispose or to direct the disposition of:

7,707,591

As of December 31, 2008, Carol J. Barnett was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the “Act”) of a total of 48,022,397 shares of the Company’s common stock, or approximately 6.1% of the total outstanding shares of the Company’s common stock. Changes that occurred on or prior to such date and since the filing of the fourteenth amendment to the initial statement are reflected on Schedule 1 attached hereto.

On November 26, 2008, for personal planning reasons, Carol J. Barnett created the Carol Jenkins Barnett 2008 Grantor Retained Annuity Trust (“GRAT”) and transferred 2,234,637 shares of the Company’s common stock held in a revocable trust to her husband, Hoyt R. Barnett, as Trustee of the Carol Jenkins Barnett 2008 GRAT. Carol J. Barnett has shared voting and dispositive powers with respect to the shares held in this GRAT.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Income and other earnings of the Barnett Family Limited Partnership (the “Partnership”) (including that derived from dividends paid on the Company’s common stock and proceeds from any sales thereof) may be distributed to the partners of the Partnership in accordance with the terms of the Partnership Agreement of the Partnership. Any dividends paid on, and any proceeds from the sale of, the Company’s common stock held by Carol J. Barnett as custodian for her minor child may be distributed to or otherwise used for the benefit of such child.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No. None		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

/s/ Carol J. Barnett
Carol J. Barnett

Schedule 1

Shares Owned by Carol J. Barnett

Date	Shares Acquired	Shares Disposed of	Price (if applicable)	Description of Transaction
Dec-08		22,828		Distribution from Barnett Family Limited Partnership

Dec-08		526,080		Gift